AMENDED AND RESTATED ASSET PURCHASE AGREEMENT

by and among

ALAMOS GOLD INC.

CARLISLE GOLDFIELDS LIMITED

ESPERANZA SILVER DE MEXICO, S.A de C.V.,

MINAS DE ORO NACIONAL, S.A. de C.V.,

ESPERANZA SILVER PERU S.A.C.,

- and -

NAYARIT GOLD INC.

as the Sellers

- and -

METALLA ROYALTY & STREAMING LTD.

as the Buyer

June 20, 2019

TABLE OF CONTENTS

TABLE OF CONTENTS

AMENDED AND RESTATED ASSET PURCHASE AGREEMENT

THIS AMENDED AND RESTATED ASSET PURCHASE AGREEMENT dated as of June 20, 2019

A M O N G:

METALLA ROYALTY & STREAMING LTD., a corporation existing under the laws of the Province of British Columbia with a head office address of Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8

(the "**Buyer**")

– and –

ALAMOS GOLD INC., a corporation existing under the laws of the Province of Ontario with a head office address of Brookfield Place, 181 Bay Street, Suite 3910, Toronto, Ontario M5J 2T3

("**Alamos Gold**")

– and –

CARLISLE GOLDFIELDS LIMITED, a corporation existing under the laws of the Province of Ontario with a head office address of Brookfield Place, 181 Bay Street, Suite 3910, Toronto, Ontario M5J 2T3

("**Carlisle**")

– and –

ESPERANZA SILVER DE MEXICO, S.A. DE C.V., a corporation existing under the laws of Mexico with a head office address of Calle de los pimas 81 Parque industrial Hermosillo, Hermosillo Sonora Cp 83299

("**Esperanza Mexico**")

– and –

MINAS DE ORO NACIONAL, S.A. DE C.V., a corporation existing under the laws of Mexico with a head office address of Calle de los pimas 81 Parque industrial Hermosillo, Hermosillo Sonora Cp 83299

("**Minas de Oro**")

– and –

NAYARIT GOLD INC., a corporation existing under the laws of the Province of Ontario with a head office address of Brookfield Place, 181 Bay Street, Suite 3910, Toronto, Ontario M5J 2T3

("**Nayarit Gold**")

– and –

ESPERANZA SILVER PERU S.A.C., a corporation existing under the laws of Mexico with a head office address of Av. General Cordova 313, Miraflores, Lima, Perú

("**Esperanza Peru**" and, together with Alamos Gold, Carlisle, Esperanza Mexico, Nayarit Gold and Minas de Oro, the "**Sellers**")

RECITALS

A. **WHEREAS** pursuant to the asset purchase agreement between the Sellers and the Buyer dated March 29, 2019 (the "**Original Asset Purchase Agreement**"), the Sellers agreed to sell to the Buyer the Portfolio Assets (as defined below);

B. **AND WHEREAS** the Sellers and the Buyer wish to amend and restate the terms and conditions of the Original Asset Purchase Agreement as set out in this Amended and Restated Asset Purchase Agreement (the "**Asset Purchase Agreement**" or "**this Agreement**")

C. **AND WHEREAS** Alamos Gold directly or indirectly owns 100% of the issued and outstanding securities of Carlisle, Esperanza Mexico, Minas de Oro, Nayarit Gold and Esperanza Peru;

D. **AND WHEREAS** Alamos Gold amalgamated with its 100% wholly-owned subsidiary Richmont Mines Inc. ("**Richmont**") on August 1, 2018 (the "**Richmont Amalgamation**");

E. **AND WHEREAS** as a result of the Richmont Amalgamation, Alamos Gold directly holds the royalty interests granted to Richmont under the:

(a) Wasamac Agreement (as defined below);

(b) Beaufor Agreement (as defined below);

(c) Camflo Agreement (as defined below);

(d) Edwards Agreement (as defined below);

F. **AND WHEREAS** pursuant to a plan of arrangement completed on July 2, 2015, Alamos Gold amalgamated with AuRico Gold Inc. ("**AuRico Gold**") (the "**AuRico Amalgamation**");

G. **AND WHEREAS** as a result of the AuRico Amalgamation, Alamos Gold directly holds the royalty interests granted to AuRico Gold under the:

(a) Kirkland-Hudson Agreement (as defined below); and

(b) Big Island Agreement (as defined below);

H. **AND WHEREAS** Carlisle directly holds the royalty interest granted under the Goodfish Kirana Agreements (as defined below);

I. **AND WHEREAS** Alamos Gold directly holds the royalty interest granted under the Boulevard Agreement (as defined below);

J. **AND WHEREAS** Esperanza Mexico directly holds the royalty interest granted under the Biricu Agreement (as defined below);

K. **AND WHEREAS** Minas de Oro directly holds the royalty interest granted under the El Realito Agreement (as defined below) and such royalty interest is subject to the El Realito ROFR (as defined below);

L. **AND WHEREAS** Alamos Gold directly holds the royalty interest granted under the La Fortuna Agreements (as defined below);

M. **AND WHEREAS** Esperanza Peru directly holds the royalty interest granted under the Pucara Portfolio Agreement (as defined below) and the San Luis Agreement (as defined below) and Esperanza Mexico (as a result of its amalgamation with Esperanza Resources S.A. de C.V., previously Esperanza Resources Corp.) also directly holds a royalty interest granted under the San Luis Agreement;

N. **AND WHEREAS**, Alamos Gold, through its 100% ownership of Esperanza Peru, indirectly owns 60% of the issued and outstanding securities (the "**Pucarana Shares**") of Pucarana S.A.C. ("**Pucarana SAC**") and the Pucarana Shares are subject to the Pucarana ROFR (as defined below);

O. **AND WHEREAS**, Nayarit Gold directly holds the royalty interest granted under the Orion Agreement (as defined below)

P. **AND WHEREAS** Alamos Gold, has been granted a direct or indirect royalty interest through each of the Wasamac Agreement, the Beaufor Agreement, the Camflo Agreement, the Edwards Agreement, the Goodfish Kirana Agreements, the Kirkland-Hudson Agreements, the Big Island Agreement, the Boulevard Agreement, the Biricu Agreement, the El Realito Agreement, the Pucara Portfolio Agreement, the San Luis Agreement and the Orion Agreement (collectively, the "**Transferred Agreements**");

Q. **AND WHEREAS**, the Sellers wish to sell to the Buyer, and the Buyer wishes to purchase from the Sellers, the Transferred Agreements (subject to the El Realito ROFR) upon the terms and subject to the conditions set forth herein; and

R. **AND WHEREAS**, the Sellers wish to grant the La Fortuna Option (as defined below) and the Pucarana Option (as defined below) to the Buyer upon the terms and subject to the conditions set forth herein.

NOW THEREFORE THIS AMENDED AND RESTATED ASSET PURCHASE AGREEMENT WITNESSES that in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE I
DEFINITIONS

1.1 Defined Terms

For purposes of this Agreement:

"**Action**" means any claim, action, suit, inquiry, proceeding, audit or investigation by or before any Governmental Authority, and any other arbitration, mediation or similar proceeding.

"**Affiliate**" means, with respect to any Person, any other Person that directly, or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person. "**control**", including the terms "**controlled by**" and "**under common control with**", means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, as trustee or executor, as general partner or managing member, by contract or otherwise.

"**Ancillary Agreements**" means the Assignment and Assumption Agreements, and any other legally binding agreement entered into in connection with this Agreement or the other Ancillary Agreements.

"**Applicable Securities Laws**" means, collectively, the *Securities Act* (British Columbia) and the *Securities Act* (Ontario) and the rules, regulations, forms, blanket rulings and orders issued thereunder, together with applicable rules, published policy statements, instruments, notices and orders of the Exchange.

"**Assignment and Assumption Agreements**" means the assignment and assumption agreements in respect of the Transferred Agreements, in the forms attached as Exhibit B 1 and Exhibit B 2.

"**Beaufor Agreement**" means the Net Smelter Returns Royalty Agreement dated October 2, 2017 between Monarques Gold Corporation and Richmont.

"**Big Island Agreement**" means the Purchase and Sale Agreement dated October 30, 1996 between Northgate Minerals Limited and M'ore Exploration Services Ltd. and the agreement to be bound to be delivered by Copper Reef Mining at the Initial Closing in accordance with Section 2.4(a)(ii).

"**Biricu Agreement**" means the Option Agreement between Esperanza Resources Corp. (now Esperanza Mexico), Esperanza Mexico, and Citation Resources Inc., which was dated December 22, 2011.

"**Boulevard Agreement**" means the Net Smelter Returns Royalty Agreement dated June 30, 2016 between Alamos Gold Inc. and Independence Gold Inc. and the agreement to be bound by White Gold dated March 14, 2019.

"**Business**" means the ownership of the Transferred Agreements.

"**Business Day**" means any day that is not a Saturday, a Sunday or other day on which banks are required or authorized by Law to be closed in the cities of Vancouver, British Columbia and Toronto, Ontario.

"**Buyer Financial Statements**" has the meaning set forth in Section 4.9.

"**Buyer Indemnitees**" has the meaning set forth in Section 7.2.

"**Buyer Public Disclosure Record**" means all documents filed by the Buyer on SEDAR since January 1, 2018.

"**Buyer Shares**" has the meaning set forth in Section 2.4(b)(i).

"**Camflo Agreement**" means the Net Smelter Returns Royalty Agreement dated October 2, 2017 between Monarques Gold Corporation and Richmont.

"**Citation**" means Minera Citation Mexico S.A. de C.V.

"**Citation Consent**" means the written consent from Citation with respect to the assignment of the Biricu Agreement occurring as a result of this Agreement, in accordance with section 6 of Schedule "F" of the Option Agreement dated December 22, 2011.

"**Claim**" means any claim, demand, action, cause of action, suit, arbitration, investigation, proceeding, complaint, grievance, charge, prosecution, assessment or reassessment, including any appeal or application for review.

"**Closing**" has the meaning set forth in Section 2.3.

"**Closing Date**" has the meaning set forth in Section 2.3.

"**Common Share Value**" means the value of the Buyer Shares as of the Closing Date determined by multiplying (i) the number of Buyer Shares by (ii) the 10-day volume weighted average price of a common share of the Buyer on the Exchange as of March 28, 2019.

"**Confidentiality Agreement**" has the meaning set forth in Section 5.7.

"**Edwards Agreement**" means the Net Smelter Returns Royalty Agreement between Richmont and 2548304 Ontario Inc. and dated May 10, 2017.

"**El Realito Agreement**" means the Royalty Agreement dated March 5, 2015 between Agnico Sonora, S.A. de C.V. and Minas de Oro.

"**El Realito ROFR**" means the right of first refusal granted to Agnico Sonora, S.A. de C.V. on any proposed sale by Minas de Oro of all or part of the royalty interest granted under the El Realito Agreement.

"**Encumbrance**" means any charge, claim, mortgage, lien, option, pledge, security interest or other restriction of any kind and any agreement, right, option or privilege capable of becoming the foregoing.

"**Exchange**" means the TSX Venture Exchange.

"**Exercise Notice**" has the meaning set forth in Section 5.2(a).

"**Goodfish Kirana Agreement**" means the Option Agreement dated December 15, 2011 between Carlisle and Champagne Resources Limited, amended by letter agreement on January 17, 2013 and by letter agreement dated March 8, 2018 between Carlisle and Champagne Resources

Limited (which merged with War Eagle Mining Company Inc. on February 13, 2018 and is now Warrior Gold Inc.).

"**Governmental Authority**" means any national, federal, provincial, municipal, regional, territorial, state or local governmental, regulatory or administrative authority, agency or commission or any judicial or arbitral body thereof exercising or entitled to exercise any administrative, executive, judicial, ministerial, prerogative, legislative, regulatory, or taxing authority or power of any nature.

"**Indemnified Party**" has the meaning set forth in Section 7.6(a).

"**Indemnifying Party**" has the meaning set forth in Section 7.6(a).

"**Kirkland-Hudson Agreement**" means the Kirkland-Hudson Bay Purchase and Sale Agreement dated February 21, 2005 between Northgate Minerals Corporation and Vault Minerals Inc. and the assignment and assumption agreement dated July 18, 2012 between Kirkland Lake Gold Inc., Queenston Mining Inc. and AuRico Gold.

"**Knowledge**" means (a) with respect to the Sellers, the actual knowledge, after due enquiry, of [REDACTED – COMMERCIALLY SENSITIVE INFORMATION], and (b) with respect to the Buyer, the actual knowledge, after due enquiry, of Brett Heath.

"**La Fortuna Agreement**" means the Information Agreement dated April 19, 2006 between Alamos Gold, Morgain Minerals Inc. and Durango Fern Mines, S.A. de C.V.

"**La Fortuna Exercise Price**" means [REDACTED – COMMERCIALLY SENSITIVE INFORMATION] payable in cash or common shares at the option of the Buyer with the number of common shares to be issued to the Sellers determinable by converting the La Fortuna Exercise price into Canadian dollars using the Bank of Canada closing exchange rate on the date immediately prior to the issuance of the common shares and dividing by the 10-day volume weighted average price of a common share of the Buyer on the Exchange as of the date immediately prior to the date of issuance of the common shares.

"**La Fortuna Option**" means the option for the Buyer to acquire from the Sellers (a) the royalty granted under the La Fortuna Agreement, or (b) any other royalty of any nature or kind (or other contract that otherwise has an economic impact that is similar to a royalty or streaming contract) that is granted to or becomes owned by the Sellers or any of them, directly or indirectly in any manner whatsoever, on or in respect of the property or concessions that are subject to all or part of the royalty granted under the La Fortuna Agreement, which option is valid for a period of two (2) years from the Initial Closing Date and may be exercised at the La Fortuna Exercise Price in accordance with section 5.12(a).

"**La Fortuna Option Deposit**" means [REDACTED – COMMERCIALLY SENSITIVE INFORMATION] refundable deposit, being that portion of the Purchase Price allocated to the grant of the La Fortuna Option hereunder.

"**Law**" means any statute, law, ordinance, regulation, rule, code, injunction, judgment, decree or order of any Governmental Authority, whether domestic or foreign.

"**Losses**" has the meaning set forth in Section 7.2.

"**Material Adverse Effect**" means, in respect of either the Business, on the one hand, or the Buyer, on the other hand, any event, change, occurrence or effect that individually or in the

aggregate (i) would have a material adverse effect on the business, financial condition or results of operations on a consolidated basis; or (ii) would prevent, materially delay or materially impede the performance by the Sellers or their Affiliates, or the Buyer, as applicable, of their obligations under this Agreement or the Ancillary Agreements or the consummation of the transactions contemplated hereby or thereby, other than any event, change, occurrence or effect arising out of or resulting from (A) changes in general economic, financial market, business or geopolitical conditions, (B) general changes or developments in any of the industries in which the Buyer operates, (C) natural disasters or calamities, (D) changes in any applicable Laws or applicable accounting regulations or principles or interpretations thereof, (E) any outbreak or escalation of hostilities or any acts of war or terrorism or (F) the announcement or pendency of this Agreement or the Ancillary Agreements and the transactions contemplated hereby or thereby or the performance or consummation of this Agreement or the Ancillary Agreements and the transactions contemplated hereby or thereby, including compliance with the covenants set forth herein.

"**Material Royalty Agreements**" means the El Realito Agreement, the Wasmac Agreement, the La Fortuna Agreement, the San Luis Agreement and the Edwards Agreement.

"**NI 45-106**" has the meaning set forth in Section 3.12(a).

"**Notice**" has the meaning set forth in Section 5.2.

"**Offer Period**" has the meaning set forth in Section 5.2(a).

"**Person**" means an individual, corporation, partnership, limited liability company, limited liability partnership, syndicate, trust, association, organization or other entity, including any Governmental Authority.

"**Placee Shareholder**" has the meaning set forth in Section 5.2.

"**Portfolio Assets**" means the net smelter returns royalties on production derived from certain mineral properties, permits, tenements or licenses as set forth in the Transferred Agreements, together with all other rights of the Sellers set forth in the Transferred Agreements.

"**Proceedings**" means any action, cause of action, suit or proceeding, including appeals or applications for review, before or by any Governmental Authority, arbitrator or arbitration tribunal or any investigation or inquiry by any Governmental Authority.

"**Pucara Consent**" means the written consent from Pucara Resources Corp. with respect to the assignment of the Pucara Portfolio Agreements occurring as a result of this Agreement, in accordance with section 20.9 of the Purchase Agreement date effective January 14, 2013.

"**Pucara Portfolio Agreements**" means the Purchase Agreement dated January 14, 2013 between Esperanza Resources Corp., Esperanza Peru, Pucara Resources S.A.C., and Pucara Resources Corp.

"**Pucarana Agreement**" means the Option Agreement between Canadian Shield Resources Inc., Gallant Minerals (Peru) Limited S.A., Esperanza Silver Corporation, and Esperanza Peru dated May 7, 2007 and the Mining Assignment Agreement dated April 15, 2016 between Pucarana SAC and Compania de Minas Buenaventura S.A.A.

"**Pucarana Option**" has the meaning set forth in Section 5.12(d).

"**Purchase Price**" means [REDACTED – COMMERCIALLY SENSITIVE INFORMATION] to be paid and satisfied in accordance with Sections 2.4(b), 2.5(b) and 2.5(e) and to be allocated in accordance with the table set forth in Exhibit D, which for clarity, includes the La Fortuna Option Deposit.

"**Orion Agreement**" means the contract for the payment of royalties between Nayarit Gold de Mexico, S.A.P.I. de C.V and Nayarit Gold Inc. the date and final fully executed form of which is to be confirmed and delivered by Nayarit Gold in advance of the Third Closing.

"**Representatives**" means, with respect to any Person, the officers, directors, principals, employees, agents, auditors, advisors, counsel, investment bankers and other representatives of such Person.

"**San Luis Agreement**" means the Share and Asset Purchase Agreement between Esperanza Mexico (formerly Esperanza Resources Corp.), Esperanza Peru, Reliant Ventures S.A.C., and SSR Mining Inc. (formerly Silver Standard Resources Inc.) dated June 30, 2011.

"**Subject Shares**" has the meaning set forth in Section 5.2(a).

"**Subsidiary**" means, with respect to any Person, any other Person of which at least 50% of the outstanding voting securities or other voting equity interests are owned, directly or indirectly, by such first Person.

"**Tax Act**" means the *Income Tax Act* (Canada).

"**Tax Law**" means any Law that imposes Taxes or that deals with the administration or enforcement of liabilities for Taxes.

"**Tax Return**" means any return, declaration, report or similar statement filed or required to be filed, including any amendment thereto, with respect to any Tax.

"**Taxes**" means any and all taxes, governmental fees or other like assessments or charges of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Authority.

"**Third Party Claim**" has the meaning set forth in Section 7.6(a).

"**Transfer Taxes**" means all sales, use, transfer, conveyance, bulk transfer, excise, stamp, documentary, retail sales, land transfer and other taxes and all other governmental duties, charges, fees, imposts and assessments, and all interest and penalties thereon and additions thereto, imposed at any time by any Governmental Authority with respect to this Agreement or the consummation of the transactions contemplated hereby.

"**Wasamac Agreement**" means the Net Smelter Returns Royalty Agreement dated October 2, 2017 between Monarques Gold Corporation and Richmont.

ARTICLE II
PURCHASE AND SALE

2.1 Purchase and Sale of the Transferred Agreements

Upon the terms and subject to the conditions of this Agreement and the Assignment and Assumption Agreements, at the Closing:

(a) the Sellers shall sell, assign, transfer, convey and deliver to the Buyer all of their right, title and interest as of the Closing Date in and to the Transferred Agreements, subject to the El Realito ROFR and Section 6.3(d), the Sellers hereby grant the La Fortuna Option to the Buyer, and the Buyer shall purchase, acquire, accept and pay for the same; and

(b) the Buyer shall pay and satisfy the Purchase Price in the manner set out in Sections 2.4 and 2.5.

2.2 Allocation of Purchase Price

The Purchase Price shall be allocated among the Transferred Agreements and the La Fortuna Option as set out in Exhibit D. The allocation of the Purchase Price shall be binding and the Sellers and the Buyer shall report the purchase and sale of the Transferred Agreements and the La Fortuna Option in any Tax Returns or other filings which are necessary or desirable under, the Tax Act or any other Laws to give effect to such allocation. Neither the Sellers nor the Buyer shall take a contrary position with respect to such allocation in any Tax proceeding, audit, investigation, assessment, reassessment, objection or appeal. The Sellers shall be liable for and shall pay all Transfer Taxes payable in connection with the transactions contemplated hereby this Agreement, if any.

2.3 Closing

The sale and purchase of the Transferred Agreements and the grant of the La Fortuna Option shall take place at an initial closing, subject to the El Realito ROFR, and Section 6.3(c) (the "**Initial Closing**") to be held at the offices of Gowling WLG (Canada) LLP at 11:00 a.m. Vancouver time on the fifth Business Day following satisfaction or, to the extent permitted by applicable Law, waiver of all conditions to the obligations of the parties set forth in Article VI (other than such conditions that may, by their terms, only be satisfied at the Closing or on the Closing Date), and a second closing on or around June 20, 2019 and in accordance with the El Realito ROFR (the "**Second Closing**") and a third closing, the date of which is to be agreed between the parties upon delivery to the Buyer of the fully executed and dated Orion Agreement (the "**Third Closing**" and together with the Initial Closing and Second Closing the "**Closing**") or at such other place, date or time as the Sellers and the Buyer mutually agree in writing. The days on which the Closing takes place is referred to as the "**Closing Date**" as applicable. The Second Closing shall include the sale and purchase of the El Realito Agreement, the Biricu Agreement and the Third Closing shall include the sale and purchase of the Orion Agreement.

2.4 Closing Deliverables

(a) At the Initial Closing, the Sellers shall deliver or cause to be delivered to the Buyer:

(i) the Assignment and Assumption Agreement in the form set out in Exhibit B1, duly executed by the Sellers;

(ii) an agreement to be bound executed on behalf of Copper Reef Mining Corporation in connection with the Big Island Agreement in a form acceptable to the Buyer;

(iii) payment of the Buyer's expenses in connection with this Agreement and Ancillary Agreements, in accordance with Section 9.1, to the extent not already paid or due and payable at the time of Closing;

(iv) any and all information concerning the Portfolio Assets and the Transferred Agreements in the possession of the Sellers;

(v) Pucara Consent shall be obtained and delivered to the Buyer in accordance with Sections 5.8(a)(ii) and 6.3(c)(i), and the Sellers shall have provided the required notices in accordance with Section 6.3(c)(ii);

(vi) an officer's certificate in accordance with Section 6.3(e); and

(vii) any payments received by the Sellers under the Transferred Agreements and the La Fortuna Agreement in respect of the period starting March 30, 2019.

(b) At the Initial Closing, the Buyer shall:

(i) pay and satisfy the Purchase Price by delivering or causing to be delivered to Alamos Gold (or as the Sellers direct in writing) that number of common shares of the Buyer (the "**Buyer Shares**") equal to [REDACTED – COMMERCIALLY SENSITIVE INFORMATION] and the Common Share Value of the Buyer Shares shall be converted into United States dollars using the Bank of Canada closing exchange rate on March 28, 2019 with the balance of the Purchase Price, being [REDACTED – COMMERCIALLY SENSITIVE INFORMATION] to be paid at the Second Closing and Third Closing;

(ii) deliver or cause to be delivered to the Sellers a counterpart of the applicable Assignment and Assumption Agreement in the form set out in Exhibit B1, duly executed by the Buyer; and

(iii) deliver or cause to be delivered to the Sellers an officer's certificate in accordance with Section 6.2(d).

2.5 El Realito ROFR Exercise and Second and Third Closing Deliverables

(a) At the Second Closing, the Sellers shall deliver or cause to be delivered to the Buyer:

(i) the applicable Assignment and Assumption Agreement in the form set out in Exhibit B2 in connection with the transfer of the Biricu and El Realito Agreements, duly executed by the Sellers;

(ii) an officer's certificate in accordance with Section 6.3(e); and

(iii) Citation Consent shall be obtained and delivered to the Buyer in accordance with Sections 5.8(a)(ii) and 6.3(c)(i),; and

(b) At the Second Closing, the Buyer shall:

(i) deliver or cause to be delivered to the Sellers a counterpart of the applicable Assignment and Assumption Agreement in the form set out in Exhibit B2 in connection with the transfer of the Biricu and El Realito Agreements, duly executed by the Buyer;

(ii) deliver or cause to be delivered to the Sellers an officer's certificate in accordance with Section 6.2(d); and

(iii) in accordance with Section 2.4(b), pay and satisfy the balance of the Purchase Price attributed to the Bircu Agreement being [REDACTED – COMMERCIALLY SENSITIVE INFORMATION] in Buyer Shares.

(c) In the event Agnico Sonora, S.A. de C.V. validly exercises its right of first refusal with respect to the El Realito Agreement and the Buyer cannot purchase, acquire or accept the El Realito Agreement, then Alamos Gold shall immediately notify the Buyer in accordance with Section 5.4(b).

(d) At the Third Closing, the Sellers shall deliver or cause to be delivered to the Buyer:

(i) the applicable Assignment and Assumption Agreement in the form set out in Exhibit B2 in connection with the transfer of the Orion Agreement, duly executed by the Sellers;

(ii) an officer's certificate in accordance with Section 6.3(e); and

(iii) a fully executed and dated final copy of the Orion Agreement in a form substantially attached as Exhibit E.

(e) At the Third Closing, the Buyer shall:

(i) deliver or cause to be delivered to the Sellers a counterpart of the applicable Assignment and Assumption Agreement in the form set out in Exhibit B2 in connection with the transfer of the Orion Agreement, duly executed by the Buyer;

(ii) deliver or cause to be delivered to the Sellers an officer's certificate in accordance with Section 6.2(d); and

(iii) in accordance with Section 2.4(b), pay and satisfy the balance of the Purchase Price attributed to the Orion Agreement being [REDACTED – COMMERCIALLY SENSITIVE INFORMATION] in Buyer Shares.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE SELLERS

The Sellers hereby represent and warrant to the Buyer as follows and acknowledge that, the Buyer is relying on such representations and warranties in entering into this Agreement and completing the transactions contemplated hereby:

3.1 Organization

Each Seller is a corporation or company duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or formation and has all necessary corporate power and authority to carry on its business as it is now being conducted.

3.2 Authority

Each Seller has the corporate power and authority to execute and deliver this Agreement and each of the Ancillary Agreements to which it will be a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by each Seller of this Agreement and each of the Ancillary Agreements to which it will be a party and the consummation by such Seller of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action. This Agreement has been, and upon their execution each of the Ancillary Agreements to which such Seller will be a party will have been, duly executed and delivered by each Seller and, assuming due execution and delivery by each of the other parties hereto and thereto, this Agreement constitutes, and upon their execution each of the Ancillary Agreements to which such Seller will be a party will constitute, the legal, valid and binding obligations of such Seller, enforceable against such Seller in accordance with their respective terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors' rights generally and by general principles of equity (regardless of whether considered in a proceeding in equity or at law).

3.3 No Conflict; Required Filings and Consents

(a) The execution, delivery and performance by each Seller of this Agreement and each of the Ancillary Agreements to which such Seller will be a party and the consummation of the transactions contemplated hereby and thereby, do not and will not:

(i) conflict with or violate the certificate of incorporation, constitution, bylaws or analogous organizational documents of any Seller;

(ii) conflict with or violate any Law applicable to any Seller; or

(iii) conflict with, result in any breach of, constitute a default (or an event that, with notice or lapse of time or both, would become a default) under, require any consent of any Person pursuant to, or give to others any rights of termination, acceleration or cancellation of, any Transferred Agreement;

except, in the case of clause (ii) or (iii), for any such conflicts, violations, breaches, defaults or other occurrences that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to the

Business or that arise as a result of any facts or circumstances relating to the Buyer or any of its Affiliates.

(b) No Seller is required to file or obtain any notice, authorization, approval, order, permit or consent of or with any Governmental Authority in connection with the execution, delivery and performance by each Seller of this Agreement and each of the Ancillary Agreements to which such Seller will be a party, or the consummation of the transactions contemplated hereby or thereby, except where failure to obtain such consent, approval or authorization, or to make such filing or notification, would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to the Business.

3.4 Absence of Certain Changes or Events

The Business has been conducted, in all material respects, in the ordinary course of business consistent with past practice and (b) there has not occurred any Material Adverse Effect with respect to the Business.

3.5 Compliance with Law

The Business is and has been, operated in compliance with all Laws applicable to it, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

3.6 Transferred Agreements

(a) The copies of the Material Royalty Agreements provided in form attached as Exhibit A by the Sellers are true, complete and accurate copy, unamended as of the date hereof and the terms of the royalties contained therein are true, complete and accurate.

(b) Each Transferred Agreement (i) is valid and binding on the applicable Seller and is in full force and effect and (ii) shall continue in full force and effect upon consummation of the transactions contemplated by this Agreement, except to the extent that any consents set forth in Section 3.3(b) are not obtained. None of the Sellers is in breach of, or in default under, any Transferred Agreement to which it is a party, except for such breaches or defaults that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to the Business.

(c) Other than the applicable Transferred Agreements, no Person is a party to any other contract or agreement that is material to the Business.

3.7 Litigation

There is no Action by or against any Seller related to or involving the Business pending or, to the Knowledge of the Sellers, threatened in writing that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to the Business.

3.8 Brokers

No broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of the Sellers.

3.9 Disclosure

The Sellers have provided the Buyer with all material information within their knowledge or in their possession or control that relates directly to the Portfolio Assets and the Transferred Agreements.

3.10 Proceedings

There are no current or pending Proceedings or any Proceedings threatened by notice in writing received by the Sellers or which is, to the knowledge of the Sellers, otherwise threatened by or against the Sellers relating to the Portfolio Assets or the Transferred Agreements.

3.11 Title and Encumbrances; No Adverse Implications

(a) The Sellers have right, title and interest to the Portfolio Assets and Transferred Agreements, and the interest in and to such Portfolio Assets and Transferred Agreements to be sold, assigned, transferred and conveyed to the Buyer hereunder shall be sold, assigned, transferred and conveyed by the Sellers to the Buyer, free and clear of all Encumbrances. The Transferred Agreements have been duly executed and delivered by each party thereto and each constitutes a legal, valid and binding obligation of each party thereto, enforceable against each of them in accordance with its terms, subject to the availability of equitable remedies and the enforcement of creditors' rights generally. Neither the Sellers nor the payors under any of the Transferred Agreements is in default of any of the material provisions of the Transferred Agreements.

(b) No person other than the Buyer has any oral or written agreement, option, right, privilege or any other right capable of becoming any of the same (whether legal, equitable, contractual or otherwise) for the purchase of any of the Sellers' rights and benefits under the Portfolio Assets and Transferred Agreements other than Agnico Sonora, S.A. de C.V. under its rights of first refusal in respect of the El Realito Royalty Agreement. There are no agreements to which the Sellers are a party or by which it is bound that would reasonably be expected to have a Material Adverse Effect on the rights of the Sellers under the Portfolio Assets or the relevant Transferred Agreement.

(c) None of the execution and delivery of this Agreement or the Ancillary Agreements, the performance by the Sellers of their obligations hereunder or the completion of the transactions contemplated herein will: (i) give any person, other than the Buyer, the right to terminate, cancel or amend any contractual or other right of the Sellers under the Transferred Agreements in respect of the Portfolio Assets where such termination, cancellation or amendment would have a Material Adverse Effect on the Portfolio Assets; (ii) result in the creation of any Encumbrance on the Portfolio Assets or the Transferred Agreements, or in a breach of or a default under any contract, permit or other agreement, or in the perfection of any floating charge on, or the acceleration of any rights or obligations in respect of, any of the property rights comprising the Portfolio Assets or the Transferred Agreements or entitle any

person in whose favor the Sellers has granted any Encumbrance to enforce any security under that Encumbrance, or result in the crystallisation of any floating charge under that Encumbrance; or (iii) give rise to any right of first offer, pre-emptive right, right of first refusal or other right to purchase the rights of the Sellers under the Transferred Agreements in respect of the Portfolio Assets other than under the El Realito Agreement.

3.12 Securities Matters

(a) The Sellers confirm that the Portfolio Assets have a fair value of not less than the prescribed amount set out in section 2.12 of National Instrument 45-106 *Prospectus Exemptions* (“**NI 45-106**”) and acknowledge that the Buyer will be filing a Form 45-106F1 reporting the issuance of the Buyer Shares in accordance with NI 45-106.

(b) Each Seller acknowledges that its or its nominee's name and other specified information, including the number of Buyer Shares, may be disclosed to (i) Canadian securities regulatory authorities (including the applicable stock exchange on which the Buyer Shares may be trading from time to time) and may become available to the public in accordance with the requirements of applicable Laws and (ii) other authorities pursuant to the *Proceeds of Crime (Money Laundering) and Terrorist Financing Act* (Canada). The Sellers consent to the disclosure of that information.

(c) The Sellers acknowledge that the certificates representing the Buyer Shares will bear the following legend:

> **“UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE MUST NOT TRADE THE SECURITIES BEFORE [INSERT THE DATE THAT IS FOUR MONTHS PLUS ONE DAY AFTER THE CLOSING DATE].”**

(d) Except for the Sellers' knowledge regarding the transactions contemplated herein, the Sellers have no knowledge of a “material fact” or a “material change” in the affairs of the Buyer that has not been generally disclosed.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF THE BUYER

The Buyer hereby jointly and severally represents and warrants to the Sellers and acknowledge that the Sellers are relying on such representations and warranties in entering into this Agreement and completing the transactions contemplated hereby, as follows:

4.1 Organization

The Buyer is a corporation duly continued, validly existing and in good standing under the laws of the Business Corporations Act (British Columbia). The Buyer has all necessary corporate power and authority to carry on its business as it is now being conducted.

4.2 Authority

The Buyer has the corporate power and authority to execute and deliver this Agreement and each of the Ancillary Agreements to which it will be a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by the Buyer of this Agreement and each of the Ancillary Agreements to which the Buyer will be a party and the consummation by the Buyer of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action. This Agreement has been, and upon their execution each of the Ancillary Agreements to which the Buyer will be a party will have been, duly executed and delivered by the Buyer, and assuming due execution and delivery by each of the other parties hereto and thereto, this Agreement constitutes, and upon their execution each of the Ancillary Agreements to which the Buyer will be a party will constitute, the legal, valid and binding obligations of the Buyer, enforceable against the Buyer, in accordance with their respective terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors' rights generally and by general principles of equity (regardless of whether considered in a proceeding in equity or at law).

4.3 No Conflict; Required Filings and Consents

(a) The execution, delivery and performance by the Buyer of this Agreement and each of the Ancillary Agreements to which the Buyer will be a party, and the consummation of the transactions contemplated hereby and thereby, do not and will not:

(i) conflict with or violate the certificate of incorporation or bylaws of the Buyer;

(ii) conflict with or violate any Law applicable to the Buyer, or by which any property or asset of the Buyer is bound or affected; or

(iii) conflict with, result in any breach of, constitute a default (or an event that, with notice or lapse of time or both, would become a default) under, or require any consent of any Person pursuant to, any material contract or agreement to which the Buyer is a party;

except, in the case of clause (ii) or (iii), for any such conflicts, violations, breaches, defaults or other occurrences that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to the Buyer or that arise as a result of any facts or circumstances relating to the Sellers.

(b) The Buyer is not required to file or obtain any notice, authorization, approval, order, permit or consent of or with any Governmental Authority in connection with the execution, delivery and performance by the Buyer and the Seller of this Agreement and each of the Ancillary Agreements to which the Buyer and/or the Seller will be a party or the consummation of the transactions contemplated hereby or thereby.

4.4 Reporting Issuer Status

The Buyer is a "reporting issuer" in good standing in the Provinces of British Columbia, Ontario, Alberta, Manitoba, Nova Scotia and Newfoundland and Labrador and not on the list of reporting issuers in default under Applicable Securities Laws in the Provinces of British Columbia, Ontario, Alberta, Manitoba, Nova Scotia and Newfoundland and Labrador. No delisting, suspension of

trading in or cease trading order with respect to any securities of the Buyer, and no inquiry or investigation (formal or informal) by the Securities Authority or any other securities commission or securities regulatory authority, is in effect or ongoing or, to the knowledge of the Buyer, threatened or expected to be implemented or undertaken.

4.5 Equity Capitalization

The authorized share capital of the Buyer consists of an unlimited number of Buyer Shares of which 123,331,979 Buyer Shares are issued and outstanding as of March 29, 2019 and as of March 29, 2019 there are no outstanding obligations, options, warrants, convertible securities or other rights, agreements, arrangements or commitments of any kind relating to the shares in the capital of the Buyer or obligating the Buyer to issue or sell any shares in its capital, or any other interest in, the Buyer other than 8,687,501 outstanding stock options, 8,684,951 share purchase warrants and 2,238,806 acquisition warrants. In addition, in relation to the royalty agreement with International Explorers and Prospectors Inc, the Buyer is to issue CAD $3,000,000 common shares once production and various expansionary milestones are achieved at the properties. This will result in the issuance of 2,238,806 common shares based on the share price of $1.34 as at March 29, 2019. There are no outstanding contractual obligations of the Buyer to repurchase, redeem or otherwise acquire any shares in its capital or to provide funds to, or make any investment in, any other Person. There are no agreements or understandings in effect with respect to the voting or transfer of any of the shares in the capital of the Buyer. All of the Buyer Shares to be issued to any of the Sellers pursuant to this Agreement will be validly issued as fully paid and non-assessable.

4.6 Brokers

Other than the fees due to Haywood Securities Inc., no broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of the Buyer.

4.7 Stock Exchange Compliance

The Buyer is in compliance in all material respects with the applicable policies, rules and regulations of the Exchange.

4.8 Public Filings

The Buyer has filed all documents required to be filed by it in accordance with Applicable Securities Laws or the requirements of the Exchange. The documents comprising the Buyer Public Disclosure Record (i) did not, as of their respective dates or dates of amendment, if applicable, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances under which they were made, and (ii) complied in all material respects with the requirements of Applicable Securities Laws and the applicable policies of the Exchange relating to continuous disclosure requirements. The Buyer has not filed any confidential material change report which, at the date hereof, remains confidential. There has been no change in a material fact or a material change (as those terms are defined under Applicable Securities Laws) in relation to the Buyer, except for changes in material facts or material changes that are reflected in a document included in the Buyer's Public Disclosure Record.

4.9 Buyer Financial Statements

The Buyer's audited financial statements as at and for the year ended May 31, 2018 and the unaudited financial statements as at and for the three-month period ending November 30, 2018 contained in the Buyer Public Disclosure Record (collectively, the "Buyer Financial Statements") were prepared in accordance with IFRS consistently applied (except as otherwise indicated in such financial statements and the notes thereto or in the related report of the Buyer's independent auditors, and except that the unaudited Buyer Financial Statements may not contain footnotes and are subject to normal year-end adjustments, none of which individually or in the aggregate will be material in nature or amount) and fairly present in all material respects the consolidated financial position, results of operations and changes in financial position of the Buyer and its subsidiaries as of the dates thereof and for the periods indicated therein. There has been no material change in the Buyer's accounting policies.

4.10 Litigation

There are no claims, actions, suits, grievances, complaints or proceedings pending or, to the knowledge of the Buyer, threatened, affecting the Buyer or any of its subsidiaries or affecting any of their respective property or assets at law or in equity before or by any non-governmental organization, community, community group, aboriginal peoples or aboriginal group or any Governmental Authority that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. The Buyer nor any of its respective assets or properties is subject to any outstanding material judgment, order, writ, injunction or decree.

4.11 Compliance with Laws

The Buyer and its subsidiaries have complied with and are not in violation of any Applicable Laws, other than non-compliance or violations which would not, individually or in the aggregate, have a material adverse effect on the Buyer or the consummation of the transactions contemplated by this Agreement.

4.12 Absence of Cease Trade Orders

No order ceasing or suspending trading in the common shares of the Buyer or any other securities of the Buyer is outstanding and no proceedings for this purpose have been instituted or, to the knowledge of the Buyer, are pending, contemplated or threatened.

ARTICLE V
COVENANTS

5.1 Conduct Prior to the Closing

Except as otherwise contemplated by this Agreement, between the date of the Original Asset Purchase Agreement and the Closing Date, unless the Buyer shall otherwise provide its prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed), the Sellers agree that the Business shall be conducted only in the ordinary course of business, and the Sellers shall, use their respective commercially reasonable efforts to preserve intact in all material respects the Business. Except as otherwise contemplated by this Agreement, between the date of this the Original Asset Purchase Agreement and the Closing Date, without the prior consent of the Buyer (which consent shall not be unreasonably withheld, conditioned or delayed), the Sellers will not:

(a) issue, sell, pledge, transfer, dispose of or otherwise subject to any Encumbrance the Transferred Agreements;

(b) amend, waive, modify or consent to the termination of any Transferred Agreement; or

(c) announce an intention, enter into any formal or informal agreement, or otherwise make a commitment to do any of the foregoing.

5.2 Right of First Refusal

From and after the Closing Date, if the Sellers wish to sell any or all of the Buyer Shares held by them, such sale by the Sellers shall be completed in accordance with the following except where the Buyer Shares subject to each such offer, sale or transfer represent less than 1.0% of the issued and outstanding common shares in the capital of the Buyer. The Sellers, prior to making any offer to sell, sale or transfer of Buyer Shares shall deliver notice to that effect ("**Notice**") to the Buyer and the Buyer shall have a right of first refusal to acquire, or assign its right to acquire, such Buyer Shares (such purchaser or purchasers for such Buyer Shares, a "**Placee Shareholder**") in the following manner:

(a) the Sellers shall deliver the Notice to the Buyer specifying the number of Buyer Shares that Seller wishes to sell (the "**Subject Shares**"), and shall irrevocably offer to sell the Subject Shares for cash, to the Placee Shareholder, at the price set forth in the Notice. The Buyer shall have twenty-four (24) hours' during a Business Days (the "**Offer Period**") to find a Placee Shareholder or Placee Shareholders to purchase some or all of the Subject Shares. The Buyer will advise the Sellers at the end of the Offer Period, in writing, of the identities of the Placee Shareholders and the numbers of Subject Shares each has agreed to purchase (the "**Exercise Notice**") and the Sellers;

(b) if a Placee Shareholder exercises its right of first refusal hereunder, the closing of the purchase of the Subject Shares with respect to which such right has been exercised shall take place within five (5) Business Days after the Buyer delivers the Exercise Notice; and

(c) any Subject Shares not agreed to be acquired by Placee Shareholders at the end of the Offer Period, or not purchased by a Placee Shareholder following the end of the Offer Period due to the fault of the Placee Shareholder, may be sold by the Sellers to any Person or Persons on other terms no more favourable to such Persons than those set out in the Notice.

5.3 Notice to Royalty Payors

The Sellers covenant and agree to provide the notice of the transactions contemplated hereby this Agreement in the form of Exhibit C to each of the following parties:

(a) Monarques Gold Corporation in accordance with section 8.1 of each of the Wasamac Agreement, the Beaufor Agreement and the Camflo Agreement;

(b) Champagne Resources Limited in accordance with the Goodfish Kirana Agreements;

(c) Kirkland Lake Gold Inc. in accordance with the Kirkland-Hudson Agreement;

(d) Copper Reef Mining Corporation in accordance the Big Island Agreement;

(e) Reliant Ventures S.A.C. in accordance with section 6(f) of schedule 2.4(b) of the San Luis Agreement;

(f) Silver Standard Resources Inc. (now SSR Mining Inc.) in accordance with section 6(f) of schedule 2.5 of the San Luis Agreement; and

(g) Nayarit Gold de Mexico, S.A.P.I. de C.V. in accordance with the Orion Agreement; and

concurrently deliver a copy of such notice to the Buyer, within one Business Day of the execution of the Original Asset Purchase Agreement, or within one Business Day of this Agreement in the case of the Orion Agreement. Immediately after the Closing Date, the Sellers covenants and agrees to countersign the Buyer's written notice to each of the royalty payors under the Transferred Agreements of the assignment, conveyance or transfer of the royalty interests and the Transferred Agreements in form acceptable to the Buyer.

5.4 El Realito ROFR Notice

Minas de Oro covenants and agrees that:

(a) within one Business Day of the execution of the Original Asset Purchase Agreement, Minas de Oro shall provide written "**Notice**" (as defined in Section 5.2 of the El Realito Agreement) offering to sell the royalty interest granted thereunder (the "**ROFR Offer**") to Agnico Sonora, S.A. de C.V. on the same terms as set out in the Original Asset Purchase Agreement (with a copy to the Buyer). The Notice shall be in a form reviewed and approved by the Buyer, state that the ROFR Offer is irrevocable, include revised royalty payment instructions as provided by the Buyer, and will include a complete copy of the Original Asset Purchase Agreement. The ROFR Offer made by Minas de Oro to Agnico Sonora, S.A. de C.V. in the Notice will be irrevocable and may not be withdrawn by Seller for 60 days after delivery of the Notice (the "**ROFR Expiry**");

(b) it shall provide immediate notice to the Buyer, as applicable, (a) of Agnico Sonora, S.A. de C.V.'s "Acceptance" (as defined in the El Realito Agreement) of the ROFR Offer; and (b) if Agnico Sonora, S.A. de C.V. refuses or is deemed to have refused the ROFR Offer upon the ROFR Expiry pursuant to Section 5.2 of the El Realito Agreement; and

(c) within one Business Day of the Second Closing, Minas de Oro and the Buyer shall provide written joint notice to Agnico Sonora, S.A. de C.V pursuant to the requirements of section 5.1 of the El Realito Agreement.

5.5 Access to Information

From the date hereof until the Closing Date, upon reasonable notice, the Sellers shall afford the Buyer and its Representatives reasonable access to the Representatives, offices, books and records (including, for the avoidance of doubt, geologic, metallurgical, production and engineering reports pertaining to the mines underlying the Transferred Agreements and the La Fortuna

Agreement) of the Sellers; provided, however, that any such access or furnishing of information shall be conducted at the Buyer's reasonable expense, during normal business hours, under the supervision of the Sellers' personnel and in such a manner as to not unreasonably interfere with the normal operations of any Seller; provided, further, that the Buyer shall not have access to the mines underlying the Transferred Agreements or La Fortuna Agreement or, directly or indirectly, contact or communicate with any Person related thereto (including Representatives, customers, suppliers and lessors) without the Sellers' prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed).

5.6 Notification of Certain Matters

Until the Closing, each party hereto shall promptly notify the other parties in writing of any fact, change, condition, circumstance or occurrence or nonoccurrence of any event of which it is aware that will or is reasonably likely to result in any of the conditions set forth in Article VI of this Agreement becoming incapable of being satisfied.

5.7 Confidentiality

Subject to Section 5.8(d), each of the parties shall hold, and shall cause its Representatives to hold, in confidence all documents and information furnished to it by or on behalf of any other party in connection with the transactions contemplated hereby and by the Ancillary Agreements pursuant to the terms of the confidentiality agreement dated October 26, 2018 between Alamos Gold and the Buyer (the "**Confidentiality Agreement**"), which shall continue in full force and effect until the Closing Date. Upon the Closing, the non-disclosure and non-use provisions of the Confidentiality Agreement shall terminate. If for any reason this Agreement is terminated prior to the Closing Date, the Confidentiality Agreement shall nonetheless continue in full force and effect in accordance with its terms.

5.8 Consents and Filings; Further Assurances

(a) Each of the parties shall use their commercially reasonable efforts to take, or cause to be taken, all appropriate action and to do, or cause to be done, all things necessary, proper or advisable under applicable Law or otherwise to consummate and make effective the transactions contemplated by this Agreement and the Ancillary Agreements as promptly as practicable, including to:

(i) obtain from Governmental Authorities and other Persons (including operators of mines underlying the Transferred Agreements) any and all consents, approvals, authorizations, expirations of waiting periods, qualifications and orders as are necessary for the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements;

(ii) obtain written Citation Consent and Pucara Consent (in a form acceptable to the Buyer, acting reasonably); and

(iii) provide written notices in accordance with Section 5.3 and Section 5.4 and a copy of such notices delivered concurrently to the Buyer, within three Business Days of the execution of the Original Asset Purchase Agreement.

(b) Without limiting the generality of the foregoing, the Buyer agrees to take any and all steps necessary to avoid or eliminate each and every impediment to the

expeditious consummation of the transactions contemplated by this Agreement and the Ancillary Agreements arising under any antitrust, competition or trade regulation Law, including by proposing, negotiating, committing to and effecting the sale, divestiture, license or other disposition of its or its Affiliates' assets, properties or businesses or the assets to be acquired by it pursuant hereto. The Buyer shall defend through litigation on the merits any claim asserted in any court or other arbitral body by any Person in order to avoid entry of, or to have vacated or terminated, any decree, order or judgment (whether temporary, preliminary or permanent) that would prevent the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements.

(c) Each of the parties shall furnish to the other such information and assistance as the other may reasonably request in connection with its preparation of any filing or submission that is necessary under applicable Law to facilitate the Closing or satisfy the conditions thereto. Each of the parties shall keep the other apprised of the status of any communications with, and any inquiries or requests for additional information from, any Governmental Authority with respect to the transactions contemplated hereby and shall comply promptly with any such inquiry or request.

(d) Notwithstanding anything in this Agreement to the contrary, the Buyer hereby consents to the Sellers taking all actions necessary or appropriate to comply with the right of first refusal provisions of the El Realito Agreement, including the disclosure of the Original Asset Purchase Agreement and the identity of the Buyer to Agnico Sonora, S.A. de C.V.

(e) Notwithstanding anything in this Section 5.8 to the contrary, no party shall be required by this Section 5.8 to incur any material cost or expense in connection with obtaining the consent of any Person that is not a Governmental Authority to consummate the transactions contemplated by this Agreement or the Ancillary Agreements. Certain consents and waivers with respect to the transactions contemplated by this Agreement or the Ancillary Agreements may be required from parties to contracts to which the Sellers is a party that have not been and may not be obtained. The Sellers and their Affiliates shall have no liability to the Buyer arising out of or relating to the failure, in and of itself, to obtain any consents or waivers that may be required in connection with the transactions contemplated by this Agreement or the Ancillary Agreements or because of the termination of any contract (including royalty agreements) as a result thereof, and no such failure or termination, in and of itself, shall result in the failure of any condition set forth in Article VI.

5.9 Public Announcements

Each party shall consult with each other party before issuing, and provide each other party the opportunity to review, comment upon and approve, any press release or other public statement with respect to the transactions contemplated hereby, and shall not issue any such press release or make any such public statement prior to such consultation and approval, except as may be required by applicable Law or stock exchange listing requirements.

5.10 Registration of Title

The Sellers covenant and agree that, from time to time subsequent to the date hereof, that it will, at the request and expense of the Buyer, execute and deliver all such documents, instruments

deeds and agreements, including all such conveyances, transfers, consents, assumption documents and other assurances and do all such other acts and things as the other party hereto, acting reasonable, may from time to time request be executed or done in order to register, better evidence, or secure, record or perfect Buyer's title and interest to the Portfolio Assets hereunder to effectuate any provision of this Agreement or of any agreement or other document executed pursuant to this Agreement or any of the respective obligations intended to be created hereby or thereby. In addition, the Sellers will deliver all such documents and do all such things as may be necessary to discharge, remove or transfer any registrations made in favour of the Sellers in respect of the royalty interests granted under the Transferred Agreements.

5.11 Pre-Closing and Post-Closing Payments

(a) Any payments pursuant to the Transferred Agreements, including any interest thereon, that are received by the Buyer that relate to a period prior to the Closing Date shall be for the account of the Sellers, and the Buyer shall pay over to the applicable Seller such payments within five Business Days after receipt thereof.

(b) Any payments pursuant to the Transferred Agreements and the La Fortuna Agreement, including any interest thereon, that are received by any Seller that relate to a period starting after the Closing Date shall be for the account of the Buyer, and the Seller shall pay over to the Buyer such payments within five Business Days after receipt thereof.

(c) Each party shall be responsible for and shall pay all Taxes related to the payments made pursuant to the Transferred Agreements to which they are entitled to under Sections 5.11(a) and 5.11(b).

5.12 Post-Closing Option Covenants

(a) If Alamos Gold or any Affiliate of Alamos Gold obtains good title to or receives confirmation of the validity of the royalty granted under the La Fortuna Agreement or is granted, directly or indirectly in any manner whatsoever on the property or concessions that are subject to all or a part of the royalty granted under the La Fortuna Agreement or a royalty of any nature or kind (or other contract that otherwise has an economic impact that is similar to a royalty or streaming contract) in this regard, the Sellers will immediately notify the Buyer in writing and the La Fortuna Option will become exercisable in writing by the Buyer for a period of 60 days from the date of receipt of such notice upon payment of the La Fortuna Exercise Price.

(b) Should the Buyer fail to exercise the La Fortuna Option within the time period set forth under Section 5.12(a) or the Sellers fail to provide notice as required under Section 5.12(a), the La Fortuna Option will be cancelled and Alamos Gold will refund the La Fortuna Option Deposit to the Buyer within 60 days of such cancellation of the La Fortuna Option via cash wire payment. For further clarity, if the La Fortuna Option is not exercised by the Buyer, at its discretion, within 2 years of the Initial Closing, the Sellers will immediately refund the La Fortuna Option Deposit to the Buyer via cash wire payment.

(c) The Sellers covenant to use commercially reasonable best efforts to resolve any outstanding issues regarding the validity and transferability of its royalty interest

under the La Fortuna Agreement with the agreed mutual goal of permitting the Buyer to exercise the La Fortuna Option pursuant to Section 5.12(a).

(d) Should the Sellers receive the necessary consents from Compania de Minas Buenaventura S.A.A or minority shareholders of Pucarana SAC (as applicable) required to sell the royalty interest granted under the Pucarana Agreement and the bylaws of Pucarana SAC and/or determine that they wish to sell the Pucarana Shares (subject to the Pucarana ROFR), they shall immediately notify the Buyer in writing and the Buyer shall have the option to purchase the royalty interest granted under the Pucarana Agreement or the Pucarana Shares (as applicable and subject to the Pucarana ROFR) at the pre-determined price [REDACTED – COMMERCIALLY SENSITIVE INFORMATION] in cash for a period of 10 years from the Initial Closing (the "**Pucarana Option**").

ARTICLE VI
CONDITIONS TO CLOSING

6.1 General Conditions

The respective obligations of the Buyer and the Sellers to consummate the transactions contemplated by this Agreement shall be subject to there being no temporary restraining order, preliminary or permanent injunction or other judgment, order or decree issued by any Governmental Authority in effect, and no Law having been enacted, entered, promulgated, enforced or deemed applicable by any Governmental Authority that, in any such case, prohibits or makes illegal the consummation of the transactions contemplated hereby and by the Ancillary Agreements at the Closing. The Buyer shall have received all necessary Exchange approvals required in connection with the transactions contemplated herein and the acceptance for listing of the Buyer Shares on the Exchange.

6.2 Conditions to Obligations of the Sellers

The obligations of the Sellers to consummate the transactions contemplated by this Agreement and by the Ancillary Agreements shall be subject to the satisfaction, at or prior to the Closing, of each of the following conditions, any of which may be waived in writing by the Sellers in their sole discretion:

(a) Representations and Warranties. Each of the representations and warranties of the Buyer set forth in Article IV, except for any *de minimis* inaccuracies, shall be true and correct in each case as of the date of the Original Asset Purchase Agreement and as of the Closing Date as if made as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date).

(b) Performance of Obligations of the Buyer. The Buyer shall have performed in all material respects all obligations, conditions and covenants required to be performed by it under this Agreement and the Ancillary Agreements at or prior to the Closing.

(c) Absence of Material Adverse Effect. There shall not have occurred any change, event or development or prospective change, event or development that, individually or in the aggregate, has had or is reasonably likely to have a Material Adverse Effect with respect to the Buyer.

(d) Officer's Certificate. The Sellers shall have received a certificate signed by an executive officer of the Buyer certifying as to the matters set forth above.

6.3 Conditions to Obligations of the Buyer

The obligations of the Buyer to consummate the transactions contemplated by this Agreement and by the Ancillary Agreements shall be subject to the satisfaction, at or prior to the Closing, of each of the following conditions, any of which may be waived in writing by the Buyer in its sole discretion:

(a) Representations and Warranties. (i) Each of the representations and warranties of the Sellers set forth in Article III shall, except for any *de minimis* inaccuracies, be true and correct as of the date of the Original Asset Purchase Agreement and as of the Closing Date as if made as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date).

(b) Performance of Obligations of the Sellers. The Sellers shall have performed in all material respects all obligations, conditions and covenants required to be performed by the Sellers under this Agreement and the Ancillary Agreements at or prior to the Closing.

(c) Consents and Notices.

(i) the Sellers shall have obtained Citation Consent and Pucara Consent, as contemplated by Section 5.8(a) of this Agreement and provided confirmation to the Buyer of the same; and

(ii) the Sellers shall have provided written notices in accordance with Section 5.3(a) to (e) and a copy of such notices delivered concurrently to the Buyer, within three Business Days of the execution of the Original Asset Purchase Agreement;

(d) Absence of Material Adverse Effect. There shall not have occurred any change, event or development or prospective change, event or development that, individually or in the aggregate, has had or is reasonably likely to have a Material Adverse Effect with respect to the Business.

(e) Officer's Certificate. The Buyer shall have received a certificate signed by an executive officer of the Sellers certifying as to the matters set forth above.

(f) Orion Agreement. Prior to the Third Closing, Nayarit Gold shall have provided to the Buyer, a fully executed and dated final copy of the Orion Agreement in a form substantially attached as Exhibit E.

6.4 Frustration of Closing Conditions

None of the parties hereto may rely on the failure of any condition set forth in this Article to be satisfied if such failure was caused by such party's breach of this Agreement.

ARTICLE VII
INDEMNIFICATION

7.1 Survival of Representations, Warranties and Covenants

The representations, warranties, covenants and agreements contained in this Agreement and in any schedule, certificate or other document delivered pursuant to this Agreement shall survive the Closing Date as follows:

(a) the representations and warranties contained in Article III and Article IV shall survive the execution, delivery and performance of this Agreement and be limited only by the applicable limitation period prescribed by law; and

(b) all covenants and agreements shall survive for [REDACTED – COMMERCIALLY SENSITIVE INFORMATION] following the Closing Date (unless such covenant or agreement contemplates performance after such date, in which case it shall survive for the remainder of such contemplated period of performance).

The survival periods set forth in this Section are in lieu of, and the parties expressly waive, any otherwise applicable statute of limitations, whether arising at law or in equity.

7.2 Indemnification by the Sellers

From and after the Closing, the Sellers shall be jointly and severally liable for, and shall indemnify and hold harmless the Buyer and its Affiliates, and each of their respective directors, officers and employees in their capacities as such (collectively, the "**Buyer Indemnitees**"), from and against any and all losses, liabilities, claims, obligations, damages and expenses (including reasonable out-of-pocket legal fees, costs and expenses) (collectively, "**Losses**") incurred, sustained or suffered by any of them as a result of:

(a) any breach of any representation or warranty made by the Sellers in Article III or any certificate delivered pursuant to Section 6.3(e); and

(b) any breach of any covenant or agreement of the Sellers contained in this Agreement.

7.3 Indemnification by the Buyer

From and after the Closing, the Buyer shall be liable for, and shall indemnify and hold harmless the Sellers and their Affiliates, and each of their respective directors, officers and employees in their capacities as such (collectively, the "**Seller Indemnitees**"), from and against any and all Losses incurred, sustained or suffered by any of them as a result of:

(a) any breach of any representation or warranty made by the Buyer in Article IV or any certificate delivered pursuant to Section 6.2(d); and

(b) any breach of any covenant or agreement of the Buyer contained in this Agreement.

7.4 Limits on Indemnification and Other Damages

(a) Notwithstanding anything to the contrary in this Agreement, no Buyer Indemnitee or Seller Indemnitee, as applicable, shall be entitled to any indemnification under this Article with respect to any claim for indemnification under Section 7.2(a) or (b) or 7.3(a) or (b), as applicable, for Losses (from any single claim, or from aggregated claims arising out of the same facts, events or circumstances) that are less than [REDACTED – COMMERCIALLY SENSITIVE INFORMATION] or in excess of the value ascribed any particular Transferred Agreement underlying the applicable claim(s) as set out in Exhibit D to this Agreement.

(b) Notwithstanding anything to the contrary in this Agreement, no party shall have any liability to any other party under this Agreement or the Ancillary Agreements or with respect to the transactions contemplated hereby or thereby for any punitive, consequential, incidental, exemplary, special or other indirect damages, or any damages based on lost profits or revenues, business interruption, diminution in value, loss of customers, loss of reputation or opportunity, or multiples of expected financial performance, excluding in each case, any such damages payable to a third Person under a Third Party Claim

7.5 Exclusive Remedy; Nature of Payments; Other Matters

(a) Effective as of the Closing, the sole and exclusive remedy of the Sellers, the Buyer and the other Seller Indemnitees and Buyer Indemnitees with respect to any claims relating to or arising out of this Agreement or the transactions contemplated hereby (other than claims for specific performance of the covenants and agreements hereof) shall be pursuant to the indemnification provisions set forth in this Article. In furtherance of the foregoing, each of the Sellers and the Buyer, on behalf of itself and the other Seller Indemnitees and Buyer Indemnitees (as applicable), hereby waives, from and after the Closing all rights, claims and causes of action (other than claims for specific performance of the covenants and agreements hereof or thereof), regardless of the Law or legal theory upon which such right, claim or cause of action may be sought to be based, and regardless of whether at law or in equity, in contract or in tort or otherwise, that it may have against any other party arising under this Agreement or the transactions contemplated hereby, except pursuant to the indemnification provisions set forth in this Article. The provisions of this paragraph (a) shall not apply to any claims relating to or arising out of the Ancillary Agreements or the transactions contemplated thereby.

(b) Any indemnity payment under this Agreement shall be treated as an adjustment to the Purchase Price for Tax purposes to the extent permitted by applicable Law.

(c) The amount of any and all Losses subject to indemnification under this Article shall be determined net of (i) any Tax benefit available to the applicable Indemnified Party or its Affiliates arising in connection with the accrual, incurrence or payment of any such Losses, (ii) any Losses that would have been avoided by the Person incurring such Loss as a result of any mitigating activity that such Person could have reasonably taken in the circumstances, and (iii) any insurance or other recoveries payable to the Indemnified Party or its Affiliates in connection with the facts giving rise to the right of indemnification. Without limiting the generality of the foregoing, the parties shall, and shall cause the applicable Indemnified Party to, use reasonable best efforts to avoid and mitigate, to the fullest extent reasonably

possible in the circumstances, any Losses, and to use reasonable best efforts to seek full recovery under all insurance policies covering any Loss to the same extent as they would if such Loss were not subject to indemnification hereunder.

(d) If the Seller is liable to pay an amount to the Buyer Indemnitee in respect of any and all Losses subject to indemnification under this Agreement, and that payment is treated as income under a Tax Law such that the payment increases the income tax payable by the Buyer Indemnitee, then the payment must be increased by such additional amount as is necessary to ensure that the net amount retained by the Buyer Indemnitee after deduction of Tax or payment of the increased income tax equals the amount the Buyer Indemnitee would have received and retained had the payment in question not been subject to any deduction of Tax or increased income tax.

7.6 Procedures

(a) In order for a Buyer Indemnitee or Seller Indemnitee (the "**Indemnified Party**") to be entitled to any indemnification provided for under this Article as a result of a Loss with respect to a claim or demand made by any third Person against the Indemnified Party (a "**Third Party Claim**"), such Indemnified Party shall deliver notice thereof to the party against whom indemnity is sought (such party, the "**Indemnifying Party**") promptly after receipt by such Indemnified Party of notice of the Third Party Claim (and in any event, within five Business Days thereof), describing in reasonable detail the facts giving rise to the matter, the amount or method of computation of the amount of such claim (if known) and such other information with respect thereto as the Indemnifying Party may reasonably request. The failure or delay to provide such notice, however, shall not release the Indemnifying Party from any of its obligations under this Article except to the extent that the Indemnifying Party is prejudiced by such failure or delay.

(b) The Indemnifying Party shall have the right, upon written notice to the Indemnified Party within 60 days of receipt of notice from the Indemnified Party of the commencement of such Third Party Claim, to assume the defense thereof at the expense of the Indemnifying Party with counsel selected by the Indemnifying Party and reasonably satisfactory to the Indemnified Party. If the Indemnifying Party assumes the defense of such Third Party Claim, the Indemnified Party shall have the right to employ separate counsel and to participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of the Indemnified Party. If the Indemnifying Party assumes the defense of any Third Party Claim, the Indemnified Party shall cooperate with the Indemnifying Party in such defense and make available to the Indemnifying Party all witnesses, pertinent records, materials and information in the Indemnified Party's possession or under the Indemnified Party's control relating thereto as is reasonably requested by the Indemnifying Party. If the Indemnifying Party assumes the defense of any Third Party Claim, the Indemnified Party shall agree to any settlement, compromise or discharge of such Third Party Claim that the Indemnifying Party may recommend and that by its terms obligates the Indemnifying Party to pay the full amount of the liability in connection with such Third Party Claim, and which releases the Indemnified Party completely in connection with such Third Party Claim. Whether or not the Indemnifying Party assumes the defense of a Third Party Claim, the Indemnified Party shall not admit any liability with respect to, or settle, compromise or

discharge, or offer to settle, compromise or discharge, such Third Party Claim without the Indemnifying Party's prior written consent.

(c) In the event any Indemnified Party should have a claim against any Indemnifying Party hereunder that does not involve a Third Party Claim, the Indemnified Party shall promptly deliver notice of such claim to the Indemnifying Party, describing in reasonable detail the facts giving rise to such matter, the amount or method of computation of the amount of such claim (if known) and such other information with respect thereto as the Indemnifying Party may reasonably request. The failure or delay to provide such notice, however, shall not release the Indemnifying Party from any of its obligations under this Article except to the extent that the Indemnifying Party is prejudiced by such failure or delay. The Indemnified Party shall reasonably cooperate and assist the Indemnifying Party in determining the validity of any claim for indemnity by the Indemnified Party and in otherwise resolving such matters. Such assistance and cooperation shall include providing reasonable access to and copies of information, records and documents relating to such matters, furnishing employees to assist in the investigation, defense and resolution of such matters.

7.7 No Right of Setoff

Effective as of the Closing, the Buyer, on behalf of itself and its Affiliates, hereby unconditionally and irrevocably waives any right of set-off, netting, offset, recoupment, or similar rights that the Buyer or any of its Affiliates has or may have with respect to any payments to be made under this Agreement or any Ancillary Agreement, except as expressly provided for in this Agreement.

7.8 Termination of Indemnification

The obligation to indemnify and hold harmless any party pursuant to Section 7.2(a) or (b) or Section 7.3(a) or (b) shall terminate when the applicable representation or warranty or covenant terminates pursuant to Section 7.1; provided, however, that if a Person to be indemnified shall have, before the expiration of the applicable period, made a claim in good faith compliance with Section 7.6, such obligation to indemnify and hold harmless shall not terminate with respect to that portion of such claim that, at such time of termination, is of a reasonably known and determinable Loss amount (and such obligation to indemnity and hold harmless shall terminate with respect to the remainder of such claim, including with respect to any Loss the amount of which is then not reasonably determinable or is speculative).

ARTICLE VIII
TERMINATION

8.1 Termination

This Agreement may be terminated at any time prior to the Closing:

(a) by mutual written consent of the Sellers and the Buyer;

(b) (i) by the Sellers, if the Buyer breaches or fails to perform in any respect any of its representations, warranties or covenants contained in this Agreement or any Ancillary Agreement and such breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 6.2 and (B) cannot be or has not been cured within 30 days following delivery of written notice of such breach or failure

to perform; or (ii) by the Buyer, if the Sellers breach or fail to perform in any respect any of their representations, warranties or covenants contained in this Agreement or any Ancillary Agreement and such breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 6.3 and (B) cannot be or has not been cured within 30 days following delivery of written notice of such breach or failure to perform;

(c) by either the Sellers or the Buyer if any of the conditions set forth in Section 6.1 shall have become incapable of fulfillment prior to the Outside Date; provided, that the party seeking to terminate this Agreement pursuant to this paragraph shall have complied with its obligations under Section 5.8; or

(d) by either the Sellers or the Buyer if the Closing shall not have occurred on or prior to December 31, 2019 (the "**Outside Date**"); provided, that the right to terminate this Agreement under this paragraph (d) shall not be available if the failure of the party so requesting termination to fulfill any obligation under this Agreement shall have been the cause of the failure of the Closing to occur on or prior to such date.

The party seeking to terminate this Agreement pursuant to this Section 8.1 (other than paragraph (a)) shall give prompt written notice of such termination to each other party.

8.2 Effect of Termination

In the event of termination of this Agreement, this Agreement and each Ancillary Agreement shall immediately become void and have no effect, without any liability or obligation on the part of the Sellers or the Buyer, provided, that:

(a) the Confidentiality Agreement and the following Sections of this Agreement shall survive the termination hereof: 3.8 (Brokers), 4.4 (Reporting Issuer Status), 5.7 (Confidentiality), 5.9 (Public Announcements), Article IX (General Provisions) and this Section 8.2; and

(b) no such termination shall relieve any party from any liability or damages resulting from a pre-termination breach of this Agreement or fraud, in which case the non-breaching party shall be entitled to all rights and remedies available at law or in equity.

ARTICLE IX
GENERAL PROVISIONS

9.1 Fees and Expenses

Except as otherwise expressly set forth herein, all fees and expenses incurred in connection with or related to this Agreement and the Ancillary Agreements and the transactions contemplated hereby and thereby shall be paid by the party incurring such fees or expenses, whether or not such transactions are consummated; provided that Alamos Gold shall pay for the legal fees incurred by the Buyer for the purpose of preparation of the Original Asset Purchase Agreement and the Ancillary Agreements, up to a maximum amount of [REDACTED – COMMERICIALLY SENSITIVE INFORMATION] which amounts are to be paid by Alamos Gold to the Buyer on the Initial Closing.

9.2 Amendment and Modification

This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment hereto, signed on behalf of each party.

9.3 Waiver

No failure or delay of any party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power. Any agreement on the part of any party to any such waiver shall be valid only if set forth in a written instrument executed and delivered by a duly authorized officer on behalf of such party.

9.4 Notices

All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, or if by e-mail, upon written confirmation of receipt by e-mail or otherwise, (b) on the first Business Day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier, or (c) on the earlier of confirmed receipt or the fifth Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

(a) if to the Sellers, to:

Alamos Gold Inc.
Brookfield Place
181 Bay Street, Suite 3910
Toronto, Ontario M5J 2T3

Attention: Vice President, General Counsel
Email: [REDACTED – PERSONAL INFORMATION]

(b) if to the Buyer, to:

Metalla Royalty & Streaming Ltd.
Suite 501 – 543 Granville Street
Vancouver, British Columbia V6C 1X8

Attention: Brett Heath
E-mail: [REDACTED – PERSONAL INFORMATION]

with a copy (which shall not constitute notice) to:

Gowling WLG (Canada) LLP
Suite 2300 – 550 Burrard Street
Vancouver, British Columbia V6C 1B5

Attention: Denis Silva
E-mail: [REDACTED – PERSONAL INFORMATION]

9.5 Interpretation

When a reference is made in this Agreement to an Article, Section, paragraph or clause such reference shall be to an Article, Section, paragraph or clause of this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for convenience of reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. All words used in this Agreement will be construed to be of such gender or number as the circumstances requires. The word "including" and words of similar import when used in this Agreement will mean "including, without limitation" unless otherwise specified. The words "hereof", "hereto", "hereby", "herein" and "hereunder" and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The term "or" is not exclusive. The word "extent" in the phrase "to the extent" shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply "if". The word "will" shall be construed to have the same meaning and effect as the word "shall". The words "assets" and "properties" shall be deemed to have the same meaning, and to refer to all assets and properties, whether real or personal, tangible or intangible. Any agreement, instrument or Law defined or referred to herein means such agreement, instrument or Law as from time to time amended, modified or supplemented, unless otherwise specifically indicated. References to a Person are also to its permitted successors and assigns.

9.6 Currency

Unless otherwise specifically indicated, all references to "dollars" and "$" will be deemed references to the lawful money of the United States of America.

9.7 Entire Agreement

This Agreement, the Ancillary Agreements and the Confidentiality Agreement constitute the entire agreement, and supersede all prior agreements, arrangements, communications and understandings, whether written or oral, between the parties with respect to the subject matter hereof and thereof.

9.8 No Third-Party Beneficiaries

This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any Person other than the parties any legal or equitable right, benefit or remedy of any nature whatsoever.

9.9 Further Assurances

The parties hereto shall do all such things and provide all such reasonable assurances as may be required to consummate the transactions contemplated by this Agreement and the Ancillary Agreements, and each such party shall provide such further documents or instruments required by any other party as may be reasonably necessary or desirable to effect the purpose of this Agreement and the Ancillary Agreements and carry out their provisions.

9.10 Governing Law

This Agreement is governed by, interpreted and enforced in accordance with the Laws of the Province of Ontario and the federal Laws of Canada applicable therein.

9.11 Submission to Jurisdiction

Each of the parties irrevocably agrees that any legal action or proceeding arising out of or relating to this Agreement or the Ancillary Agreements brought by any other party shall be brought and determined in the courts of the Province of Ontario or, if such court shall not have jurisdiction, any federal court located in the Province of Ontario, and each of the parties hereby irrevocably submits to the exclusive jurisdiction of the aforesaid courts for itself and with respect to its property, generally and unconditionally, with regard to any such action or proceeding. Each of the parties agrees not to commence any such action, suit or proceeding except in the courts described above in the Province of Ontario, other than actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in the Province of Ontario. Each of the parties further agrees that notice as provided herein shall constitute sufficient service of process and the parties further waive any argument that such service is insufficient. Each of the parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any action or proceeding arising out of or relating to this Agreement or the Ancillary Agreements or the transactions contemplated hereby or thereby (a) any claim that it is not personally subject to the jurisdiction of the courts in the Province of Ontario for any reason, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise), and (c) that (i) the suit, action or proceeding in any such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper, or (iii) this Agreement or the Ancillary Agreements, or the subject matter hereof or thereof, may not be enforced in or by such courts.

9.12 Assignment; Successors

Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise, by any party without the prior written consent of each other party, and any such assignment without such prior written consent shall be null and void, except the Buyer may assign its right to purchase and acquire the Transferred Agreements to a wholly-owned subsidiary. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

9.13 Specific Performance

The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, each of the parties shall be entitled to specific performance of the terms hereof, including an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which such party is entitled at law or in equity. Each of the parties hereby waives (a) any defense in any action for specific performance that a remedy at law would be adequate or that a grant of equitable relief would not be appropriate for any reason, and (b) any requirement under any law to post a bond or other security as a prerequisite to obtaining equitable relief.

9.14 Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as either the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party or such party waives its rights under this Section 9.14 with respect thereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

9.15 No Presumption

The parties hereto have participated jointly in the negotiation and drafting of this Agreement. In the event any ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall

arise favouring or disfavouring either party by virtue of the authorship of any provision of this Agreement or the payment of any legal services associated therewith.

9.16 Counterparts

This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties and delivered to each other party. Delivery of an executed counterpart of this Agreement by facsimile or other electronic image scan transmission shall be effective as delivery of an original counterpart hereof.

9.17 Amendment and Restatement.

This Amended and Restated Asset Purchase Agreement amends and replaces the Original Asset Purchase Agreement between the Sellers and the Buyer, which Original Asset Purchase Agreement is terminated and is of no further force and effect.

[*The remainder of this page is intentionally left blank.*]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

ALAMOS GOLD INC.

"James R. Porter"

By: ______________________________
Name: James R. Porter
Title: Chief Financial Officer

CARLISLE GOLDFIELDS LIMITED

"James R. Porter"

By: ______________________________
Name: James R. Porter
Title: President

ESPERANZA SILVER DE MEXICO, S.A de C.V.

"John A. McCluskey"

By: ______________________________
Name: John A. McCluskey
Title: Director

MINAS DE ORO NACIONAL, S.A. de C.V.

"John A. McCluskey"

By: ______________________________
Name: John A. McCluskey
Title: President

ESPERANZA SILVER PERU S.A.C.

"James R. Porter"

By: ______________________________
Name: James R. Porter
Title: General Manager

NAYARIT GOLD INC.

"James R. Porter"

By: ______________________________
Name: James R. Porter
Title: Chief Financial Officer

METALLA ROYALTY & STREAMING LTD.

"Brett Heath"

By: ______________________________

Name: Brett Heath
Title: CEO

Exhibit A
MATERIAL ROYALTY AGREEMENTS

[REDACTED – COMMERCIALLY SENSITIVE INFORMATION]

Exhibit B1
ASSIGNMENT AND ASSUMPTION AGREEMENT – GENERAL

[REDACTED – COMMERCIALLY SENSITIVE INFORMATION]

EXHIBIT B2
ASSIGNMENT AND ASSUMPTION AGREEMENT - EL REALITO, BIRICU AND ORION AGREEMENTS

[REDACTED – COMMERCIALLY SENSITIVE INFORMATION]

Exhibit C
FORM OF NOTICE TO ROYALTY PAYOR

●, 2019

● [ROYALTY PAYOR NAME AND ADDRESS]

●

Attention: ●

E-mail:

RE: Notice of the Asset Purchase Agreement (the "Purchase Agreement") between Alamos Gold Inc., Carlisle Goldfields Limited, Esperanza Silver de Mexico, S.A. de C.V., Minas de Oro Nacional, S.A. de C.V., Esperanza Silver Peru S.A.C and Metalla Royalty & Streaming Ltd ("Metalla") dated ●, 2019 for purchase and assignment of the [Royalty] granted pursuant to the ● [INSERT AGREEMENT TYPE] dated as of ● (the "● Agreement") among ● (the "Seller") and ● [COUNTERPARTY TO TRANSFERRED AGREEMENT].

Dear Sirs/Mesdames,

Unless otherwise defined, all capitalized terms contained herein shall have the meanings ascribed to them in the ● Agreement.

Pursuant to Section ● of the ● Agreement, the Seller advises that it will assign, convey or otherwise transfer all of their right, title and interest in, and to the [Royalty] and ● Agreement to Metalla. The Seller also advises that it will enter into an assignment and assumption agreement on closing of the transaction providing for Metalla to be bound by the terms and conditions of the ● Agreement.

Metalla will provide banking information for payments and contact information for notices under the ● Agreement once the above transaction completes.

Regards,

● **[SELLER]**

By: ______________________________

Name:
Title:

Acknowledged by:

● **[ROYALTY PAYOR]**

By: ______________________________

Name:
Title:

Exhibit D
ALLOCATION OF PURCHASE PRICE

ROYALTY/ASSET	PURCHASE PRICE ALLOCATION ($) [REDACTED – COMMERCIALLY SENSITIVE INFORMATION]
Wasamac Agreement	
Beaufor Agreement	
Camflo Agreement	
Edwards Agreement	
Goodfish Kirana Agreements	
Kirkland-Hudson Agreements	
Big Island Agreement	
Boulevard Agreement	
Biricu Agreement	
El Realito Agreement	
Pucara Portfolio Agreement	
San Luis Agreement	
La Fortuna Option	
Orion Agreement	

Exhibit E
ORION AGREEMENT

[REDACTED – COMMERCIALLY SENSITIVE INFORMATION]